UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. )*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Gamida Cell Ltd.
(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share
(Title of Class of Securities)

M47364100
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M47364100	13 G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Israel Healthcare Ventures 2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,915,508

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,915,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,915,508

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% **

12	TYPE OF REPORTING PERSON*
PN

*See Item 4.

**Based on 33,667,326 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 30, 2019, based on information set forth in the Form F-3 filed by the issuer on November 14, 2019.

CUSIP NO. M47364100	13 G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
IHCV2 General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,915,508

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,915,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,915,508

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% **

12	TYPE OF REPORTING PERSON*
PN

*See Item 4.

** Based on 33,667,326 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 30, 2019, based on information set forth in the Form F-3 filed by the issuer on November 14, 2019.

CUSIP NO. M47364100	13 G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
Gordon R. L. Snelling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,915,508

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,915,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,915,508

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% **

12	TYPE OF REPORTING PERSON*
PN

*See Item 4.

** Based on 33,667,326 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 30, 2019, based on information set forth in the Form F-3 filed by the issuer on November 14, 2019.

CUSIP NO. M47364100	13 G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
Paddy M. Whitford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,915,508

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,915,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,915,508

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% **

12	TYPE OF REPORTING PERSON*
PN

* See Item 4.

** Based on 33,667,326 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 30, 2019, based on information set forth in the Form F-3 filed by the issuer on November 14, 2019.

Item 1

(a)	Name of Issuer:

Gamida Cell Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

5 Nahum Heftsadie Street Givaat Shaul, Jerusalem 91340 Israel

Item 2

(a) - (c) This Schedule 13G is being filed jointly by Israel HealthCare Ventures 2 L.P., a limited partnership registered under the laws of the Island of Guernsey (“IHCV 2”), IHCV2 General Partner Limited, a company incorporated under the laws of the Island of Guernsey (“IHCV2 GP”), Gordon R.L. Snelling and Paddy M. Whitford, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The principal business address of IHCV 2, IHCV2 GP, Mr. Snelling and Mrs. Whitford is c/o Fort Management Services Limited, Island House, Grande Rue, St. Martins, Island of Guernsey GY4 6RU.

(d)	Title of Class of Securities:	Ordinary Shares

(e)	CUSIP Number:	M47364100

Item 3	Not applicable.

Item 4	Ownership .

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

IHCV 2 beneficially owns 1,808,347 Ordinary Shares and warrants to purchase 107,161 Ordinary Shares.

IHCV2 GP is the general partner of IHCV 2 and, as such, shares voting and dispositive power over, and may be deemed to beneficially own, 1,915,508 Ordinary Shares, which consist of the Ordinary Shares and warrants to purchase Ordinary Shares held by IHCV 2, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

IHCV2 GP has authorized each of Gordon R.L. Snelling and Paddy M. Whitford to exercise its voting and dispositive rights, and as such each of Mr. Snelling and Mrs. Whitford may be deemed to beneficially own 1,915,508 Ordinary Shares, which consist of the Ordinary Shares and warrants to purchase Ordinary Shares held by IHCV 2. Each of Mr. Snelling and Mrs. Whitford disclaims beneficial ownership over the Ordinary Shares held by the foregoing entities, except to the extent of their pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Page 6 of 9 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification .

Not applicable.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

ISRAEL HEALTHCARE VENTURES 2 L.P.
IHCV2 GENERAL PARTNER LIMITED
GORDON R.L. SNELLING
PADDY M. WHITFORD

ISRAEL HEALTHCARE VENTURES 2 L.P.
By:	IHCV2 General Partner Limited

By:	/s/ Paddy M Whitford
Name: Paddy M. Whitford
Title: Director

For itself and on behalf of IHCV2 General Partner Limited, Gordon R.L. Snelling and Paddy M. Whitford, pursuant to an agreement annexed as Exhibit 1 hereto.

Page 8 of 9 Pages

Exhibit(s) :

1 - Joint Filing Agreement

Page 9 of 9 Pages